冠軍科技集團
CHAMPION TECHNOLOGY

02 FEB 12 8:05

02015043

23 October 2001

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

SUPPL

Re: Champion's File#82-3442

Kantone Holdings Limited is a subsidiary of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts.

The enclosed announcements of Champion Technology Holdings Limited and Kantone Holdings Limited are for your information.

Regards,

Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

dlw 2/12

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2000/2001 FINAL RESULTS ANNOUNCEMENT

SUMMARY OF GROUP RESULTS

The directors of Champion Technology Holdings Limited (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2001 together with the comparative figures for the previous year as follows:-

	Notes	Year ended 30 June 2001 HK$'000	2000 HK$'000
Turnover	1	1,510,779	1,457,181
Direct operating expenses		(713,488)	(665,099)
Gross profit		797,291	792,082
Other revenue		42,794	86,128
Distribution costs		(47,974)	(61,572)
General and administrative expenses		(139,869)	(121,979)
Depreciation and amortisation		(301,482)	(203,686)
Research and development		(13,676)	(15,008)
Other operating expenses		-	(83,307)
Profit from operations	1	337,084	392,658
Finance costs		(40,812)	(39,930)
Profit before taxation		296,272	352,728
Taxation	2	(584)	(3,013)
Profit before minority interests		295,688	349,715
Minority interests		(43,109)	(45,860)
Net profit for the year		252,579	303,855
Dividends		16,286	25,389
Earnings per share	3		
– Basic		4.28 cents	5.60 cents
– Diluted		4.26 cents	5.44 cents

Notes:

1. **Turnover and profit from operations**

   Turnover represents the net amounts received and receivable for goods sold and services provided by the Group to outside customers, licensing fees received and receivable and distributions received and receivable from the Group's investments in telecommunications and e-commerce projects during the year.

   The Group's turnover and profit from operations analysed by principal activities and geographical locations were as follows:

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Profit (loss) from operations 2001 HK$'000	Profit (loss) from operations 2000 HK$'000

By principal activities:

	Number of shares 2001	2000
Weighted average number of shares for the purpose of calculating basic earnings per share	5,895,377,000	5,428,705,000
Potential dilutive shares issuable under the Company's share option scheme and warrants	10,213,000	136,823,000
Weighted average number of shares for the purpose of calculating diluted earnings per share	5,905,590,000	5,565,528,000
Diluted earnings per share	4.26 cents	5.44 cents

FINAL DIVIDEND AND SCRIP DIVIDEND SCHEME

The directors have recommended a final dividend of 0.15 cent per share, subject to the approval of shareholders at the forthcoming Annual General Meeting. This, together with the interim dividend of 0.125 cent paid on 17 April 2001, gives a total dividend of 0.275 cent per share for the year.

Shareholders will have the option of receiving the dividend in cash or in the form of new shares in the Company. The scrip dividend scheme will be subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting a listing of and permission to deal in the shares to be issued pursuant thereto.

It is expected that certificates for the shares to be issued under the scrip dividend scheme and dividend warrants will be despatched to those entitled on or before 28 January 2002.

REVIEW OF OPERATIONS

The global economic climate was very tough during the year under review. Across the board, customers' budgets for new purchases have been affected. The Group has the comfort of a relatively stable operation. In China, the Group benefits from the country's robust economic growth, and in Europe, the Group's customers are primarily government bodies which have not drastically reduced their IT spending.

The Group recorded an audited consolidated turnover for the year ended 30 June 2001 of HK$1,511 million, a 4 per cent growth compared with HK$1,457 million for the previous year. The relatively small turnover growth was attributed to the lower turnover from subsidiary Kantone Holdings, which continued its re-alignment of product and service mix targeted at high margin value-added business. This was compensated by satisfactory growth in the Group's software and systems integration business. Meanwhile, the Group's e-commerce and Internet-related business, which has been slow to gather momentum as a result of global economic downturn, started to contribute to the turnover.

Earnings before Interest, Taxation, Depreciation and Amortisation (EDITDA) was HK$639 million, an improvement of 7 per cent over HK$596 million of last year. Net profit for the year ended 30 June 2001 was HK$253 million, compared to HK$304 million of last year, and earnings per share was HK4.28 cents. The Group's profitability was affected by the commencement of amortisation in line with current accounting policy on new e-commerce investments which was not matched by corresponding revenue growth, as is common in the initial start-up phase of new business development. The quality of the Group's e-commerce assets remains high, and some of these are quick to evolve into revenue-generating clicks-and-mortar businesses that

	Notes		
Dividends		**16,286**	25,389
Earnings per share	3		
– Basic		**4.28 cents**	5.60 cents
– Diluted		**4.26 cents**	5.44 cents

Notes:

1. **Turnover and profit from operations**

Turnover represents the net amounts received and receivable for goods sold and services provided by the Group to outside customers, licensing fees received and receivable and distributions received and receivable from the Group's investments in telecommunications and e-commerce projects during the year.

The Group's turnover and profit from operations analysed by principal activities and geographical locations were as follows:

	Turnover		**Profit (loss) from operations**	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
By principal activities:				
Sales of telecommunications equipment	**946,053**	949,361	**171,875**	218,207
Provision of telecommunications and internet related services, software and licensing	**424,656**	392,551	**193,046**	169,284
Distributions from the Group's investments in telecommunications projects	**121,470**	115,269	**59,667**	5,167
Distributions from the Group's investments in e-commerce projects	**18,600**	–	**(87,504)**	–
	1,510,779	1,457,181	**337,084**	392,658
By geographical locations:				
People's Republic of China, including Hong Kong and Macau	**1,177,408**	998,227	**291,790**	289,580
Europe	**239,221**	283,432	**17,739**	25,020
Others	**94,150**	175,522	**27,555**	78,058
	1,510,779	1,457,181	**337,084**	392,658

2. **Taxation**

	2001	2000
	HK$'000	*HK$'000*
The (charge) credit comprises:		
Hong Kong Profits Tax		
- current year	**(827)**	(3,006)
- overprovision in prior years	**940**	–
Taxation in other jurisdictions	**(701)**	(410)
	(588)	(3,416)
Deferred taxation	**4**	403
	(584)	(3,013)

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

3. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the

The global economic climate was very tough during the year under review. Across the board, customers' budgets for new purchases have been affected. The Group has the comfort of a relatively stable operation. In China, the Group benefits from the country's robust economic growth, and in Europe, the Group's customers are primarily government bodies which have not drastically reduced their IT spending.

The Group recorded an audited consolidated turnover for the year ended 30 June 2001 of HK$1,511 million, a 4 per cent growth compared with HK$1,457 million for the previous year. The relatively small turnover growth was attributed to the lower turnover from subsidiary Kantone Holdings, which continued its re-alignment of product and service mix targeted at high margin value-added business. This was compensated by satisfactory growth in the Group's software and systems integration business. Meanwhile, the Group's e-commerce and Internet-related business, which has been slow to gather momentum as a result of global economic downturn, started to contribute to the turnover.

Earnings before Interest, Taxation, Depreciation and Amortisation (EDITDA) was HK$639 million, an improvement of 7 per cent over HK$596 million of last year. Net profit for the year ended 30 June 2001 was HK$253 million, compared to HK$304 million of last year, and earnings per share was HK4.28 cents. The Group's profitability was affected by the commencement of amortisation in line with current accounting policy on new e-commerce investments which was not matched by corresponding revenue growth, as is common in the initial start-up phase of new business development. The quality of the Group's e-commerce assets remains high, and some of these are quick to evolve into revenue-generating clicks-and-mortar businesses that integrate smoothly in synchronization with its core telecoms activities.

Detailed description of the Group's operations will be available in the annual report to be issued.

PROSPECTS

With global economic slowdown exacerbated by the recent events in the U.S., it's difficult to predict performance in the coming years. Nevertheless, the Group is well positioned to weather the storms.

The Group will focus on proven technologies in four main areas:

- high performance integrated *wireless networking, particularly on public-safety* related systems
- information security and secure communications
- *value-added systems through mobile data and GIS technology*
- Government IT outsourcing services, taking the lead role where appropriate

Geographically, China is, and will remain, the Group's primary focus. China's imminent accession to WTO and Beijing's successful bid to host the 2008 Olympics will usher in huge opportunities, especially in telecommunications. The Group has a first mover advantage in China, and is already playing a leading role in matching the IT needs of China with available technologies and products from the region, including Taiwan. The Group also will actively promote its communications products to the law enforcement agencies in Hong Kong, China and other markets in the Asia Pacific.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 26 November 2001 to 30 November 2001, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend and the scrip dividend scheme, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on 23 November 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 30 June 2001, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

2. **Taxation**

	2001 HK$'000	2000 HK$'000
The (charge) credit comprises:		
Hong Kong Profits Tax		
- current year	(827)	(3,006)
- overprovision in prior years	940	–
Taxation in other jurisdictions	(701)	(410)
	(588)	(3,416)
Deferred taxation	4	403
	(584)	(3,013)

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

3. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2001 HK$'000	2000 HK$'000
Earnings for the purpose of calculating basic earnings per share	252,579	303,855
Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	(949)	(1,266)
Earnings for the purpose of calculating diluted earnings per share	251,630	302,589

huge opportunities, especially in telecommunications. The Group has a first mover advantage in China, and is already playing a leading role in matching the IT needs of China with available technologies and products from the region, including Taiwan. The Group also will actively promote its communications products to the law enforcement agencies in Hong Kong, China and other markets in the Asia Pacific.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 26 November 2001 to 30 November 2001, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend and the scrip dividend scheme, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on 23 November 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 30 June 2001, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 22 October 2001

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 30 November 2001 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2001.
2. To declare a final dividend of 0.15 cent per share for the year ended 30 June 2001.
3. To elect directors and to authorise the board of directors to fix their remuneration.
4. To appoint auditors and to authorise the board of directors to fix their remuneration.

By Order of the Board
Cheung Mei Ha, Jennifer
Company Secretary

Hong Kong, 22 October 2001

Principal Office:
The Penthouse
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 26 November 2001 to 30 November 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend to be approved at the annual general meeting, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 23 November 2001.

CT-3

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2000/2001 FINAL RESULTS ANNOUNCEMENT

SUMMARY OF GROUP RESULTS

The directors of Champion Technology Holdings Limited (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2001 together with the comparative figures for the previous year as follows:-

	Notes	Year ended 30 June 2001 HK$'000	2000 HK$'000
Turnover	1	1,510,779	1,457,181
Direct operating expenses		(713,488)	(665,099)
Gross profit		797,291	792,082
Other revenue		42,794	86,128
Distribution costs		(47,974)	(61,572)
General and administrative expenses		(139,869)	(121,979)
Depreciation and amortisation		(301,482)	(203,686)
Research and development		(13,676)	(15,008)
Other operating expenses		-	(83,307)
Profit from operations	1	337,084	392,658
Finance costs		(40,812)	(39,930)
Profit before taxation		296,272	352,728
Taxation	2	(584)	(3,013)
Profit before minority interests		295,688	349,715
Minority interests		(43,109)	(45,860)
Net profit for the year		252,579	303,855
Dividends		16,286	25,389
Earnings per share	3		
– Basic		4.28 cents	5.60 cents
– Diluted		4.26 cents	5.44 cents

Notes:

1. **Turnover and profit from operations**

Turnover represents the net amounts received and receivable for goods sold and services provided by the Group to outside customers, licensing fees received and receivable and distributions received and receivable from the Group's investments in telecommunications and e-commerce projects during the year.

The Group's turnover and profit from operations analysed by principal activities and geographical locations were as follows:

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Profit (loss) from operations 2001 HK$'000	Profit (loss) from operations 2000 HK$'000
By principal activities:				
Sales of telecommunications equipment	946,053	949,361	171,875	218,207
Provision of telecommunications and internet related services, software and licensing	424,656	392,551	193,046	169,284
Distributions from the Group's investments in telecommunications projects	121,470	115,269	59,667	5,167
Distributions from the Group's investments in e-commerce projects	18,600	-	(87,504)	-

	Number of shares 2001	2000
Weighted average number of shares for the purpose of calculating basic earnings per share	5,895,377,000	5,428,705,000
Potential dilutive shares issuable under the Company's share option scheme and warrants	10,213,000	136,823,000
Weighted average number of shares for the purpose of calculating diluted earnings per share	5,905,590,000	5,565,528,000
Diluted earnings per share	4.26 cents	5.44 cents

FINAL DIVIDEND AND SCRIP DIVIDEND SCHEME

The directors have recommended a final dividend of 0.15 cent per share, subject to the approval of shareholders at the forthcoming Annual General Meeting. This, together with the interim dividend of 0.125 cent paid on 17 April 2001, gives a total dividend of 0.275 cent per share for the year.

Shareholders will have the option of receiving the dividend in cash or in the form of new shares in the Company. The scrip dividend scheme will be subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting a listing of and permission to deal in the shares to be issued pursuant thereto.

It is expected that certificates for the shares to be issued under the scrip dividend scheme and dividend warrants will be despatched to those entitled on or before 28 January 2002.

REVIEW OF OPERATIONS

The global economic climate was very tough during the year under review. Across the board, customers' budgets for new purchases have been affected. The Group has the comfort of a relatively stable operation. In China, the Group benefits from the country's robust economic growth, and in Europe, the Group's customers are primarily government bodies which have not drastically reduced their IT spending.

The Group recorded an audited consolidated turnover for the year ended 30 June 2001 of HK$1,511 million, a 4 per cent growth compared with HK$1,457 million for the previous year. The relatively small turnover growth was attributed to the lower turnover from subsidiary Kantone Holdings, which continued its re-alignment of product and service mix targeted at high margin value-added business. This was compensated by satisfactory growth in the Group's software and systems integration business. Meanwhile, the Group's e-commerce and Internet-related business, which has been slow to gather momentum as a result of global economic downturn, started to contribute to the turnover.

Earnings before Interest, Taxation, Depreciation and Amortisation (EDITDA) was HK$639 million, an improvement of 7 per cent over HK$596 million of last year. Net profit for the year ended 30 June 2001 was HK$253 million, compared to HK$304 million of last year, and earnings per share was HK4.28 cents. The Group's profitability was affected by the commencement of amortisation in line with current accounting policy on new e-commerce investments which was not matched by corresponding revenue growth, as is common in the initial start-up phase of new business development. The quality of the Group's e-commerce assets remains high, and some of these are quick to evolve into revenue-generating clicks-and-mortar businesses that integrate smoothly in synchronization with its core telecoms activities.

Detailed description of the Group's operations will be available in the annual report to be issued.

PROSPECTS

With global economic slowdown exacerbated by the recent events in the U.S., it's difficult to predict performance in the coming years. Nevertheless, the Group is well positioned to weather the storms.

investments in telecommunications projects	121,470	115,269	59,667	5,167
Distributions from the Group's investments in e-commerce projects	18,600	-	(87,504)	-
	1,510,779	1,457,181	337,084	392,658
By geographical locations:				
People's Republic of China, including Hong Kong and Macau	1,177,408	998,227	291,790	289,580
Europe	239,221	283,432	17,739	25,020
Others	94,150	175,522	27,555	78,058
	1,510,779	1,457,181	337,084	392,658

2. **Taxation**

	2001 *HK$'000*	2000 *HK$'000*
The (charge) credit comprises:		
Hong Kong Profits Tax		
- current year	(827)	(3,006)
- overprovision in prior years	940	-
Taxation in other jurisdictions	(701)	(410)
	(588)	(3,416)
Deferred taxation	4	403
	(584)	(3,013)

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

3. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2001 *HK$'000*	2000 *HK$'000*
Earnings for the purpose of calculating basic earnings per share	252,579	303,855
Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	(949)	(1,266)
Earnings for the purpose of calculating diluted earnings per share	251,630	302,589

PROSPECTS

With global economic slowdown exacerbated by the recent events in the U.S., it's difficult to predict performance in the coming years. Nevertheless, the Group is well positioned to weather the storms.

The Group will focus on proven technologies in four main areas:

- high performance integrated wireless networking, particularly on public-safety related systems
- information security and secure communications
- value-added systems through mobile data and GIS technology
- Government IT outsourcing services, taking the lead role where appropriate

Geographically, China is, and will remain, the Group's primary focus. China's imminent accession to WTO and Beijing's successful bid to host the 2008 Olympics will usher in huge opportunities, especially in telecommunications. The Group has a first mover advantage in China, and is already playing a leading role in matching the IT needs of China with available technologies and products from the region, including Taiwan. The Group also will actively promote its communications products to the law enforcement agencies in Hong Kong, China and other markets in the Asia Pacific.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 26 November 2001 to 30 November 2001, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend and the scrip dividend scheme, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on 23 November 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 30 June 2001, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 22 October 2001

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 30 November 2001 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2001.
2. To declare a final dividend of 0.15 cent per share for the year ended 30 June 2001.
3. To elect directors and to authorise the board of directors to fix their remuneration.
4. To appoint auditors and to authorise the board of directors to fix their remuneration.

By Order of the Board
Cheung Mei Ha, Jennifer
Company Secretary

Hong Kong, 22 October 2001

Principal Office:
The Penthouse
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 26 November 2001 to 30 November 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend to be approved at the annual general meeting, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 23 November 2001.

Hong Kong iMail
23rd October 2001

02 FEB 12 AM 8:05

1-17

KANTONE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2000/2001 FINAL RESULTS ANNOUNCEMENT

SUMMARY OF GROUP RESULTS

The directors of Kantone Holdings Limited (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2001 together with the comparative figures for the previous year as follows:-

	Notes	Year ended 30 June 2001 HK$'000	2000 HK$'000
Turnover	1	**699,790**	776,432
Cost of sales		**(430,760)**	(475,835)
Gross profit		**269,030**	300,597
Other revenue		**16,042**	10,099
Distribution costs		**(42,591)**	(50,794)
General and administrative expenses		**(61,492)**	(64,408)
Depreciation and amortisation		**(53,350)**	(35,307)
Research and development		**(8,742)**	(8,092)
Other operating expenses		**-**	(24,440)
Profit from operations	1	**118,897**	127,655
Finance costs		**(16,229)**	(17,037)
Profit before taxation		**102,668**	110,618
Taxation	2	**(784)**	(553)
Profit before minority interests		**101,884**	110,065
Minority interests		**(52)**	123
Net profit for the year		**101,832**	110,188
Earnings per share	3		
- Basic		**9.17 cents**	9.92 cents
- Diluted		**9.02 cents**	9.72 cents

Notes:

1. **Turnover and profit from operations**

Turnover represents the net amounts received and receivable for goods sold and services provided by the Group to outside customers and distributions received and receivable from the Group's investments in e-commerce projects during the year.

The Group's turnover and profit from operations analysed by principal activities and geographical locations were as follows:

	Turnover 2001 HK$'000	2000 HK$'000	Profit (loss) from operations 2001 HK$'000	2000 HK$'000
By principal activities:				
Sales of telecommunications equipment	**609,240**	720,057	**129,066**	124,090
Services rendered	**88,225**	56,375	**7,691**	3,565

The weighted average number of ordinary shares for the purposes of earnings per share has been adjusted for the bonus issue on 23 April 2001.

BONUS ISSUE OF SHARES

The directors of the Company propose a bonus issue of shares of the Company to the shareholders of the Company on the register of members on 30 November 2001 on the basis of one share of HK$0.10 of the Company ("Share") for every one Share held by such shareholders on such date (the "Bonus Issue").

The Bonus Issue is conditional upon the approval of shareholders at an extraordinary general meeting of the Company and the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the Shares to be issued pursuant to the Bonus Issue.

A circular setting out the details of the Bonus Issue and incorporating a notice of an extraordinary general meeting of the Company to approve the Bonus Issue will be sent to the shareholders of the Company as soon as practicable.

FINAL DIVIDEND

In order to conserve cash for the Group's product development, the directors do not recommend the payment of final dividend for the year ended 30 June 2001 to the shareholders (2000: nil).

REVIEW OF OPERATIONS

The year under review was marked by a significant contraction in consumer and enterprise spending; yet the Group's business has been protected by a well-established customer base and by the recurrent nature of revenue from network maintenance and upgrade services.

The Group recorded audited consolidated turnover for the year ended 30 June 2001 of HK$700 million, compared with HK$776 million for the previous year. Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA) was HK$172 million, an improvement of 6 per cent over HK$163 million of last year. Net profit for the year was HK$102 million, compared to HK$110 million of last year. Earnings per share was HK$9.17 cents.

The Group's turnover was a result of the continued realignment of its product and service mix targeted at achieving enhanced return, in particular, discontinuing lower margin hardware manufacturing activities, while focusing on high-margin communications software customization business. Such efforts are being rewarded in higher profit margin in the Group's core telecoms business, despite a lower turnover figure. On the other hand, the Group's results were affected by the amortisation of its new e-commerce investments, whose turnover was not matched by corresponding revenue growth, as is common in the intial start-up phase of new business development. The quality of these Internet assets remains [illegible] smoothly with the Group's

KT-2

	Note	2001	2000
Profit from operations	1	118,897	127,655
Finance costs		(16,229)	(17,037)
Profit before taxation		102,668	110,618
Taxation	2	(784)	(553)
Profit before minority interests		101,884	110,065
Minority interests		(52)	123
Net profit for the year		101,832	110,188
Earnings per share	3		
- Basic		9.17 cents	9.92 cents
- Diluted		9.02 cents	9.72 cents

Notes:

1. **Turnover and profit from operations**

Turnover represents the net amounts received and receivable for goods sold and services provided by the Group to outside customers and distributions received and receivable from the Group's investments in e-commerce projects during the year.

The Group's turnover and profit from operations analysed by principal activities and geographical locations were as follows:

	Turnover		Profit (loss) from operations	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
By principal activities:				
Sales of telecommunications equipment	609,240	720,057	129,066	124,090
Services rendered	88,225	56,375	7,691	3,565
Distributions from the Group's investments in e-commerce projects	2,325	–	(17,860)	–
	699,790	776,432	118,897	127,655
By geographical locations:				
People's Republic of China, including Hong Kong and Macau	441,516	462,211	100,031	114,017
Europe	224,449	263,129	16,510	12,474
Others	33,825	51,092	2,356	1,164
	699,790	776,432	118,897	127,655

2. **Taxation**

	2001	2000
	HK$'000	*HK$'000*
The (charge) credit comprises:		
Hong Kong Profits Tax	(87)	(147)
Taxation in other jurisdictions	(701)	(410)
	(788)	(557)
Deferred taxation	4	4
	(784)	(553)

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of [illegible] derived from Hong Kong and is

FINAL DIVIDEND

In order to conserve cash for the Group's product development, th[e] directors do not recommend the payment of final dividend for the yea[r] ended 30 June 2001 to the shareholders (2000: nil).

REVIEW OF OPERATIONS

The year under review was marked by a significant contraction i[n] consumer and enterprise spending; yet the Group's business has bee[n] protected by a well-established customer base and by the recurrent natur[e] of revenue from network maintenance and upgrade services.

The Group recorded audited consolidated turnover for the year ended 3[0] June 2001 of HK$700 million, compared with HK$776 million for th[e] previous year. Earnings before Interest, Taxation, Depreciation an[d] Amortisation (EBITDA) was HK$172 million, an improvement of 6 pe[r] cent over HK$163 million of last year. Net profit for the year wa[s] HK$102 million, compared to HK$110 million of last year. Earnings pe[r] share was HK$9.17 cents.

The Group's turnover was a result of the continued realignment of it[s] product and service mix targeted at achieving enhanced return, i[n] particular, discontinuing lower margin hardware manufacturing activities while focusing on high-margin communications software customizatio[n] business. Such efforts are being rewarded in higher profit margin in th[e] Group's core telecoms business, despite a lower turnover figure. On th[e] other hand, the Group's results were affected by the amortisation of it[s] new e-commerce investments, whose turnover was not matched b[y] corresponding revenue growth, as is common in the intial start-up phas[e] of new business development. The quality of these Internet assets remain[s] high, and some of these are already integrating smoothly with the Group'[s] core telecoms activities to evolve into revenue-generating clicks-and-mortar businesses.

Detailed description of the Group's operations will be available in the annual report to be issued.

PROSPECTS

The economic outlook is clouded by lingering uncertainty in the wake o[f] the attacks in the U.S. However, there has been a surge in demand fo[r] tightened security and defense quality radio systems and secur[e] communications by law enforcement agencies as well as the privat[e] sector.

The Group is making plans to expand its services and communication[s] capabilities to China, where demand for secure communications in th[e] run-up to the 2008 Olympic Games is expected to be strong. China'[s] communications market is further helped by its imminent accession t[o] WTO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 30 June 2001, neither the Company nor any of it[s] subsidiaries purchased, sold or redeemed any of the Company's liste[d] securities.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 2[illegible]

2. **Taxation**

	2001 HK$'000	2000 HK$'000
The (charge) credit comprises:		
Hong Kong Profits Tax	(87)	(147)
Taxation in other jurisdictions	(701)	(410)
	(788)	(557)
Deferred taxation	4	4
	(784)	(553)

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

3. **Earnings Per Share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2001 HK$'000	2000 HK$'000
Earnings for the purpose of calculating basic and diluted earnings per share	101,832	110,188
	Number of shares 2001	2000
Weighted average number of shares for the purpose of calculating basic earnings per share	1,110,480,876	1,110,480,876
Potential dilutive shares issuable under the Company's share option scheme	18,249,990	23,240,409
Weighted average number of shares for the purpose of calculating diluted earnings per share	1,128,730,866	1,133,721,285

The Group is making plans to expand its services and communications capabilities to China, where demand for secure communications in the run-up to the 2008 Olympic Games is expected to be strong. China's communications market is further helped by its imminent accession to WTO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 30 June 2001, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 26 November 2001 to 30 November 2001, both days inclusive, during which period no transfer of Shares will be effected.

All transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 23 November 2001 in order to qualify for the Bonus Issue.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 22 October 2001

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 30 November 2001 at 10:10 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2001.
2. To elect directors and to authorise the board of directors to fix their remuneration.
3. To appoint auditors and to authorise the board of directors to fix their remuneration.

By Order of the Board
Lai Yat Kwong
Company Secretary

Hong Kong, 22 October 2001

Principal Office:
5th Floor
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Note: A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and, in the event of a poll, vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

KT-3

KANTONE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2000/2001 FINAL RESULTS ANNOUNCEMENT

SUMMARY OF GROUP RESULTS

The directors of Kantone Holdings Limited (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2001 together with the comparative figures for the previous year as follows:-

	Notes	Year ended 30 June 2001 HK$'000	2000 HK$'000
Turnover	1	699,790	776,432
Cost of sales		(430,760)	(475,835)
Gross profit		269,030	300,597
Other revenue		16,042	10,099
Distribution costs		(42,591)	(50,794)
General and administrative expenses		(61,492)	(64,408)
Depreciation and amortisation		(53,350)	(35,307)
Research and development		(8,742)	(8,092)
Other operating expenses		-	(24,440)
Profit from operations	1	118,897	127,655
Finance costs		(16,229)	(17,037)
Profit before taxation		102,668	110,618
Taxation	2	(784)	(553)
Profit before minority interests		101,884	110,065
Minority interests		(52)	123
Net profit for the year		101,832	110,188
Earnings per share	3		
- Basic		9.17 cents	9.92 cents
- Diluted		9.02 cents	9.72 cents

Notes:

1. **Turnover and profit from operations**

   Turnover represents the net amounts received and receivable for goods sold and services provided by the Group to outside customers and distributions received and receivable from the Group's investments in e-commerce projects during the year.

   The Group's turnover and profit from operations analysed by principal activities and geographical locations were as follows:

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Profit (loss) from operations 2001 HK$'000	Profit (loss) from operations 2000 HK$'000
By principal activities:				
Sales of telecommunications equipment	609,240	720,057	129,066	124,090
Services rendered	88,225	56,375	7,691	3,565
Distributions from the Group's investments in e-commerce projects	2,325	-	(17,860)	-
	699,790	776,432	118,897	127,655
By geographical locations:				
People's Republic of China, including Hong Kong and Macau	441,516	462,211	100,031	114,017
Europe	224,449	263,129	16,510	12,474
Others	33,825	51,092	2,356	1,164
	699,790	776,432	118,897	127,655

2. **Taxation**

	2001 HK$'000	2000 HK$'000
The (charge) credit comprises:		
Hong Kong Profits Tax	[illegible]	[illegible]
Taxation in other jurisdictions	(701)	(410)

The weighted average number of ordinary shares for the purposes of earnings per share has been adjusted for the bonus issue on 23 April 2001.

BONUS ISSUE OF SHARES

The directors of the Company propose a bonus issue of shares of the Company to the shareholders of the Company on the register of members on 30 November 2001 on the basis of one share of HK$0.10 of the Company ("Share") for every one Share held by such shareholders on such date (the "Bonus Issue").

The Bonus Issue is conditional upon the approval of shareholders at an extraordinary general meeting of the Company and the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of and permission to deal in the Shares to be issued pursuant to the Bonus Issue.

A circular setting out the details of the Bonus Issue and incorporating a notice of an extraordinary general meeting of the Company to approve the Bonus Issue will be sent to the shareholders of the Company as soon as practicable.

FINAL DIVIDEND

In order to conserve cash for the Group's product development, the directors do not recommend the payment of final dividend for the year ended 30 June 2001 to the shareholders (2000: *nil*).

REVIEW OF OPERATIONS

The year under review was marked by a significant contraction in consumer and enterprise spending; yet the Group's business has been protected by a well-established customer base and by the recurrent nature of revenue from network maintenance and upgrade services.

The Group recorded audited consolidated turnover for the year ended 30 June 2001 of HK$700 million, compared with HK$776 million for the previous year. Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA) was HK$172 million, an improvement of 6 per cent over HK$163 million of last year. Net profit for the year was HK$102 million, compared to HK$110 million of last year. Earnings per share was HK$9.17 cents.

The Group's turnover was a result of the continued realignment of its product and service mix targeted at achieving enhanced return, in particular, discontinuing lower margin hardware manufacturing activities, while focusing on high-margin communications software customization business. Such efforts are being rewarded in higher profit margin in the Group's core telecoms business, despite a lower turnover figure. On the other hand, the Group's results were affected by the amortisation of its new e-commerce investments, whose turnover was not matched by corresponding revenue growth, as is common in the intial start-up phase of new business development. The quality of these Internet assets remains high, and some of these are already integrating smoothly with the Group's core telecoms activities to evolve into revenue-generating clicks-and-mortar businesses.

Detailed description of the Group's operations will be available in the annual report to be issued.

PROSPECTS

The economic outlook is clouded by lingering uncertainty in the wake of the attacks in the U.S. However, there has been a surge in demand for tightened security and defense quality radio systems and secure communications by law enforcement agencies as well as the private sector.

The Group is making plans to expand its services and communications capabilities to China, where demand for secure communications in the run-up to the 2008 Olympic Games is expected to be strong. China's communications market is further helped by its imminent accession to WTO.

By geographical locations:				
People's Republic of China, including Hong Kong and Macau	**441,516**	462,211	**100,031**	114,017
Europe	**224,449**	263,129	**16,510**	12,474
Others	**33,825**	51,092	**2,356**	1,164
	699,790	776,432	**118,897**	127,655

2. **Taxation**

	2001 HK$'000	2000 HK$'000
The (charge) credit comprises:		
Hong Kong Profits Tax	**(87)**	(147)
Taxation in other jurisdictions	**(701)**	(410)
	(788)	(557)
Deferred taxation	**4**	4
	(784)	(553)

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

3. ***Earnings Per Share***

The calculation of the basic and diluted earnings per share is based on the following data:

	2001 HK$'000	2000 HK$'000
Earnings for the purpose of calculating basic and diluted earnings per share	**101,832**	110,188
	Number of shares	
	2001	2000
Weighted average number of shares for the purpose of calculating basic earnings per share	**1,110,480,876**	1,110,480,876
Potential dilutive shares issuable under the Company's share option scheme	**18,249,990**	23,240,409
Weighted average number of shares for the purpose of calculating diluted earnings per share	**1,128,730,866**	1,133,721,285

PROSPECTS

The economic outlook is clouded by lingering uncertainty in the wake of the attacks in the U.S. However, there has been a surge in demand for tightened security and defense quality radio systems and secure communications by law enforcement agencies as well as the private sector.

The Group is making plans to expand its services and communications capabilities to China, where demand for secure communications in the run-up to the 2008 Olympic Games is expected to be strong. China's communications market is further helped by its imminent accession to WTO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 30 June 2001, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 26 November 2001 to 30 November 2001, both days inclusive, during which period no transfer of Shares will be effected.

All transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 23 November 2001 in order to qualify for the Bonus Issue.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 22 October 2001

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 30 November 2001 at 10:10 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2001.
2. To elect directors and to authorise the board of directors to fix their remuneration.
3. To appoint auditors and to authorise the board of directors to fix their remuneration.

By Order of the Board
Lai Yat Kwong
Company Secretary

Hong Kong, 22 October 2001

Principal Office:
5th Floor
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Note: A member entitled to attend and vote at the meeting convened b the above notice is entitled to appoint proxies to attend and, i the event of a poll, vote in his stead. A proxy need not be member of the Company. In order to be valid, the form of prox must be deposited at the Company's principal office in Hon Kong together with a power of attorney or other authority, if an under which it is signed or a notarially certified copy of tha power or authority, not less than 48 hours before the time fo holding the meeting or adjourned meeting.

Hong Kong iMail
23rd October 2001